UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2026 (Report No. 2)

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

8 Yitzhak Sadeh Street

Tel-Aviv, 6777508 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On August 27, 2026, Alarum Technologies Ltd. (the “Company”) announced its intention to delay the announcement of the Company’s financial results for the six- and three-month periods ended June 30, 2026 (the “Financial Results”) due to the ongoing impact of recently announced developments regarding the Company, as previously reported.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements include, without limitation, statements regarding the timing of the announcement of the Financial Results and the potential impact of the previously announced developments on the Company’s financial results and operations. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “may,” “will,” “could,” “continue,” and similar expressions are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing of the announcement of the Financial Results and its expectation of having significant operating and net losses. Because such statements relate to future matters and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results may differ materially from those described in or implied by these forward-looking statements. These risks and uncertainties include, among others, the possibility of further delays in completing the review and analysis of the Financial Results, and the other risks and uncertainties discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 19, 2026, and in its subsequent filings with the SEC. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: August 27, 2026	By	/s/ Omer Weiss
	Name:	Omer Weiss
	Title:	Corporate Legal Counsel

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